
May 27, 2011

Lawrence A. Jacobs, Esq.
News America Incorporated
1211 Avenue of the Americas
New York, NY 10036

> **Re: News America Incorporated**
> **News Corporation**
> **Registration Statement on Form S-4**
> **Filed May 5, 2011**
> **and Documents Incorporated by Reference**
> **File Nos. 333-173935; 333-173935-01**

Dear Mr. Jacobs:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position

contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Definitive Proxy Statement on Schedule 14A filed August 31, 2010

Other Bonus Compensation, page 36

2. Please tell us, with a view towards revised disclosure in future filings, how the Compensation Committee determined the amounts to be paid for each of these bonuses. Based on your current disclosure, it is unclear when the performance criteria, if any, were established and how performance influenced the particular amount awarded. For example, we note that Mr. J.R. Murdoch has a target opportunity of 75% of his base salary and a maximum opportunity of 100% of his base salary. Please explain how these target payouts are tied to the performance of the company's European and Asian operations. To the extent the Compensation Committee established a particular set of performance criteria prior to the performance period, please discuss those criteria and how they were evaluated. Please also explain what constitutes "target" and "maximum" performance and discuss in greater detail how the Compensation Committee arrived at its particular bonus determination. For Mr. Ailes, please explain more specifically how the Compensation Committee administers his annual bonus. For example, please discuss whether the determination to award him an amount in excess of the guaranteed amount was based on an evaluation of previously established performance criteria or otherwise.

Form 8-K filed November 3, 2010

Note 3—Acquisitions, Disposals and Other Transactions, page F-13
Fiscal 2010 Transactions

3. We note that the company sold its 33% interest in STOXX AG ("STOXX"), a European market index provider, to its partners, Deutsche Börse AG and SIX Group AG, for approximately $300 million in cash. We also note that the company is entitled to receive additional consideration up to approximately $40 million if STOXX achieved certain revenue targets in calendar year 2010 and that the company expects that this post-closing adjustment will be resolved in the fourth quarter of fiscal 2011. Given the passage of time since the end of calendar year 2010, supplementally advise us and revise future filings to disclose whether the revenue targets have been met, what portion of the additional consideration you expect to recognize or have recognized and explain where such amounts have been reflected in the company's consolidated financial statements.

4. We note that during 2010, the company and CME Group Inc. ("CME") formed a joint venture to operate a global financial index service business (the "Venture"), to which the company contributed its Dow Jones Indexes business valued at $675 million and CME contributed a business which provides certain market data services valued at $608 million. The company and CME own 10% and 90% of the Venture, respectively. The Venture issued approximately $613 million in third-party debt due in March 2018 that has been guaranteed by CME (the "Venture Financing"). The Venture used the proceeds from the debt issuance to make a special distribution at the time of the closing of approximately $600 million solely to the company. The company agreed to indemnify CME with respect to any payments of principal, premium and interest that CME makes under its guarantee of the Venture Financing and certain refinancing of such debt. In the event the company is required to perform under this indemnity, the company will be subrogated to and acquire all rights of CME. The maximum potential amount of undiscounted future payments related to this indemnity was approximately $800 million at March 31, 2011. The company has made a determination that there is no recognition of this potential future payment in the accompanying financial statements. Supplementally advise us and expand your disclosure in future filings to disclose how the company determined the fair value of the Dow Jones Indexes business that was contributed to the joint venture. Also, please tell us and revise the notes to the company's financial statements in future filings to explain what factors were considered by the company in its determination that no recognition of a liability was required with respect to the potential future payment of $800 million. We may have further comment upon reviewing your response.

5. Also, we note from the disclosure included in Note 9 that goodwill was reduced by $451 million primarily as a result of the disposition of the financial indexes business at the Publishing segment. Please tell us and explain in future filings how the company calculated or determined the amount of goodwill allocated to the financial indexes business in connection with the disposition of the business and which was considered in determining the loss recognized. As part of your response, you should also explain in further detail how the company calculated or determined the "combined loss" of $23 million that was recognized in connection with the disposition of the Dow Jones Indexes business and the related joint venture transactions.

Note 19. Segment Information, page F-48

6. We note from the report on 8-K filed on November 3, 2010, that during the first quarter of 2011, the company aggregated the previously reported Book Publishing segment, Integrated Marketing Services segment and the Newspapers and Information Services segment to report a new Publishing segment because of changes in how the company manages and evaluates these businesses as a result

of evolving industry trends. Given that these three segments were previously reflected as separate reportable segments pursuant to the guidance in ASC 280, please explain in further detail why you believe it was appropriate to aggregate these three operating segments into a single reportable segment. As part of your response, please explain in further detail the nature of the changes in how the company manages and evaluates these businesses and the evolving industry trends which led to such aggregation. Your response should also explain in detail why you believe these three prior reportable segments meet the criteria for aggregation outlined in ASC 280-10-50-11. We may have further comment upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Loan Lauren P. Nguyen at (202) 551-3642 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Legal Branch Chief

cc: Amy Bowerman Freed, Esq.
        Hogan Lovells US LLP
        Via facsimile (212) 918- 3100